Mail Stop 6010

April 17, 2008

Max G. Caviet
President and Chief Executive Officer
Maiden Holdings, Ltd.
48 Par-la-Ville Road, Suite 1141
Hamilton HM 11
Bermuda

Re: Maiden Holdings
        Amendment No. 2 to the Registration Statement on Form S-1
        File No. 333-146137
        Filed on March 28, 2008

Dear Mr. Caviet:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to the Form S-1
Cover Page

1. We note your response to comment 2 and specifically to your disclosure that you "anticipate" that the selling shareholders will sell their shares, if any, at the prevailing prices on the Portal Market. Our previous comment sought for you to state that that the selling shareholders will sell at a price of $x.xx (or a range) per share until a market for your shares develops and thereafter at prevailing prices or privately negotiated prices. In the alternative, our previous comment noted that you may disclose the price or range that you expect your selling shareholders will sell their shares if you are able to demonstrate that your application with NASDAQ or the NYSE will be approved. Based on the

disclosure you provide, it is unclear whether you will receive approval for listing on NASDAQ or NYSE. Therefore, it does not appear your current disclosure satisfies our comment. As such, the comment is reissued. Please revise your disclosure accordingly, or demonstrate to us that your listing application with NASDAQ or NYSE will be approved.

Capitalization, page 41

2. You disclose that you have "7,800,000 common shares issued and outstanding (actual)" and "59,550,000 common shares issued and outstanding" at December 31, 2007. As it appears from your balance sheet on page F-3 that you have 59,550,000 shares issued and outstanding, please remove your reference to 7,800,000 shares. Otherwise, please revise your disclosure to explain what these shares represent and explain why inclusion of these shares is relevant.

Compensation Disclosure and Analysis, page 94

3. In light of your revised disclosure setting forth the amount of compensation paid to your named executive officers, to the extent that you benchmark salaries paid or to be paid to your executives to salaries paid by other companies, please identify the companies, disclose the criteria used to select them and the results of any comparisons to these companies.

4. We note that you state the salaries are designed at a level consistent with individual experience, skills and contributions to your business. Please specify what you mean by contributions to your business. Please also explain what specific contributions the Compensation Committee considered in setting the salaries for each of your named executive officers for the 2007 fiscal year.

5. You indicate on page 95 "the definitive employment agreements for each of [y]our named executive officers specify, or, in the case of Mr. Caviet, is expected to specify annual bonus targets for each executive." Please disclose the specific bonus targets for each of your executives.

6. Please disclose when the bonus payments for 2007 will be determined and the factors that will be considered in determining the bonuses. We note your statement that the bonus payments for the named executive officers, with the exception of Mr. Turin, will not be less than 20% of each officer's salary. Please disclose the maximum bonus that can be awarded or state that there is no maximum. Additionally, explain how the policy of paying a minimum bonus of 20% of each executive officer's salary addresses your compensation objectives.

7. Explain how the number of options awarded to each executive officer was determined.

<u>Summary Compensation Table for 2007</u>

8. We note the risk factor entitled "The Chairman of the Board currently holds the positions of President and Chief Executive Officer . . . ." on page 9 you provide that "[d]uring the transitional period, we will also reimburse AmTrust for a proportionate share (based on the amount of time Mr. Caviet devotes to our Company) of Mr. Caviet's salary." Additioanlly, the disclosure in Footnote 2 to the Summary Compensation Table appears to imply that the accrued amount of $150,000 includes money owed to AmTrust as part of Mr. Caviet's salary as your CEO. Because Item 402 of Regulation S-K requires the disclosure of all compensation awarded to, earned by or paid to named executive officers, please revise this footnote 2 to the table to disclose the amounts you have paid or will pay AmTrust relating to Mr. Caviet's salary during your 2007 fiscal year. We note that according to AmTrust's definitive proxy statement filed April 14, 2008, Mr. Caviet earned a salary of $496,075 during 2007. Additionally, revise the footnote and the risk factor to disclose the percentage of Mr. Caviet's time that was devoted to your business and the percentage that was devoted to AmTrusts' business.

9. Please disclose the date that Mr. Tait began serving as your Chief Financial Officer. Based on your disclosure, it is our understanding he commenced that position sometime in November 2007.

10. We note your disclosure on page 94 that you have agreed to reimburse AmTrust for a proportionate share of Mr. Pipoly's base salary based on the amount of time he devoted to your company. We also note your disclosure in Footnote 4 to the Summary Compensation Table that he was your interim Chief Financial Officer until November 2007 but that as of December 31, 2007 you had not yet accrued any amount for this purpose. Please revise the footnote to the table to provide the amounts paid to or owed to AmTrust relating to Mr. Pipoly's salary. We note that according to AmTrust's definitive proxy statement filed April 14, 2008, Mr. Pipoly earned $300,000 during 2007. Additionally, disclose the percentage of his time devoted to your business and the percentage of his time devoted to AmTrust's business.

11. We note your disclosure in footnote 6 to the Summary Compensation Table that the bonus payments for 2007 have not been formally determined by the board of directors. Please indicate when the board expects to formally any bonus amounts, if any.

<u>Indemnification of Directors and Officers, page 118</u>

12. We note your revised disclosure in the last paragraph of this section that you have entered into indemnification agreements with your directors and officers containing provisions which are in some aspects broader than the specific indemnification provisions contained in your bye-laws. Please describe the differences between the provisions in the agreements with your directors and officers and the provisions contained in your bye-laws.

<u>Financial Statements</u>
<u>Note 14: Segments, page F-21</u>

13. Although you indicate that you operate in a single segment, you disclose in Business on page 63 and elsewhere various line of business written. Please revise your disclosure to provide your revenue by product or group of similar products as required by paragraph 37 of SFAS 131.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Keira Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew M. Ricciardi, Esq.
        Dewey & LeBoeuf LLP
        125 West 55th Street
        New York, NY 10019